U.S. SECURITIES AND EXCHANGE COMMISSION
                     WASHINGTON, D.C.   20549

                  NOTICE OF EXEMPT SOLICITATION

1.  Name of the Registrant:
    VERIZON COMMUNICATIONS, INC.

2.  Name of person relying on exemption:
    ASSOCIATION OF BELLTEL RETIREES, C. WILLIAM JONES, JAMES E. CASEY, JR. MICHAEL S. KUCKLINCA, EILEEN T. LAWRENCE, JOHN SELLEN, JOHN M. BRENNAN, PAMELA HARRISON, LOUIS MIANO, JOHN A. PARENTE, ROBERT A. REHM, JOSEPH
    A. RISTUCCIA, JOANNE JACOBSEN, RICHARD S. KNAPP AND THOMAS J. SISTI

3.  Address of person relying on exemption:
    P.O. Box 33, Cold Spring Harbor, NY   11724

4. Written materials. Attach written materials required to be submitted pursuant to Rule 14a-6(g)(1) [sec. 240.14a-6(g)(1)]

Association of BellTel Retirees, Inc.
Post Office Box 33
Cold Spring Harbor, New York   11724               (logo)
_________________________________________________________________
Phone: (631) 367-3067           Web Site: www.belltelretirees.org
Fax: (631) 367-1190       E-mail: association@belltelretirees.org
Hotline: 1-800-261-9222

Board of Directors        March 2004
C. William Jones
President                SUBJECT: VOTE YOUR STOCK "FOR" TWO IMPORTANT
(410) 770-9485           SHAREHOLDER PROPOSALS

Office Manager           Your retiree association is backing two shareholder
Christina M. Kruger      proposals on the Verizon proxy ballot that you should
(631) 367-3067           be receiving this month ahead of the Company's April
                         28 meeting date.
Board of Directors
                         With votes from you, your family and friends, we hope
John M. Brennan          to repeat last year's tremendous victory, when one
Chairman of the Board    Association proposal - on executive "Golden Parachute"
(201) 666-8174           severance agreements - received 59% of the vote.
                         After months of negotiation - and an effort by
Michael S. Kucklinca     Association officers to enforce the vote by amending
Executive Vice President Verizon's corporate bylaws - the Company's Board of
(516) 741-2424           Directors agreed to voluntarily adopt the
                         Association's position, which requires a shareholder
Eileen T. Lawrence       vote on any future executive severance agreement
Treasurer                valued at over three times the officer's bas salary
(718) 229-6078           plus bonus.

                         Last year Verizon's Board also voluntarily adopted
John Sellen              another change in the Company's executive compensation
Secretary                policy, proposed by Association President Bill Jones,
(201) 261-1454           after it received 43% of the shares voted and appeared
                         likely to win a majority.  That reform bars executives
Vice-Presidents          from boosting their own performance-based pay by
James E. Casey, Jr.      cutting pension benefits or otherwise manipulating the
(540) 439-9568           reported surplus in the Verizon pension trust.

Louis Miano              This year WE NEED YOUR SUPPORT for two proposals in
(781) 444-8080           the Verizon proxy.

John A. Parente          PROPOSAL NUMBER 7 - SUPPLEMENTAL EXECUTIVE RETIREMENT
(518) 372-0526           PLANS:
                         This proposal, co-sponsored by the Association and
Robert A. Rehm           board member Joanne Jacobsen, would require
(516) 827-0801           shareholder approval for any extraordinary pension
                         benefits for senior executive officers under
Joseph A. Ristuccia      Verizon's Income Deferral Plan (IDP).  Verizon
(631) 654-1111           provides extra pension contributions on behalf of
                         certain senior executives that far exceed the benefit
Directors                formulas that apply either to employees or managers
Pamela M. Harrison       under the Company's rank-and-file pension plan.
(845) 225-6497           file pension plan.

                         Verizon's five top executive officers receive
Joanne Jacobsen          supplemental contributions equal to 32 percent of
(978) 777-4858           their combined base salary plus bonus (for every above
                         dollar above $200,000) for the first 20 years they
Richard S. Knapp         participate in the plan.  As a result, the top five
(914) 779-6292           executive officers are guaranteed extra pension
                         contributions near as large as their annual base
Thomas J. Sisti          salary.  For example, in 2002, CEO Ivan Seidenberg
(201) 794-6494           garnered

                         $1.4 million, equivalent to 92 percent of his base salary, upping is supplemental pension account balance to $10.8 million. Former Chairman Charles Lee received a nearly 1.8 million contribution, boosting his IDP balance to $27.3 million.

                         How many Verizon retirees - or Verizon shareholders - do you know with $10 million, $20 million, or $30 million in "supplemental" pension benefits? Please vote FOR this proposal to clamp down on this excessive and non-performance-based compensation.

                         PROPOSAL NUMBER 4 - BOARD COMPOSITION: This proposal, submitted by Association board members John Sellen and Joe Ristuccia, proposes that two-thirds of the directors on Verizon's board should be truly independent - that is, they should have no material financial interest in the Company different from shareholders in general. An independent board helps to ensure that directors will be more accountable to shareholders than they are beholden to management.

                         Based on company disclosures, we have concluded that at least half of Verizon's directors are non-independent because they have significant financial conflicts of interest. For example, until last year Verizon President Lawrence Babbio served on the board compensation committee to ARAMARK - where he helped determine the pay of Verizon director Joseph Neubauer. Another director (Richard Carrion) is president of a bank that is the minority owner in a joint venture with Verizon; and as of 2003 two other outside directors were affiliated with legal and consulting firms that have received millions of dollars in fees from Verizon.

                         It's no wonder that the widely-respected Corporate Library, in its 2003 governance rankings, ranked Verizon as one of the "ten worst" among large U.S. companies, reporting that "the contracts and compensation policies for both Seidenberg and former co-CEO Lee contain virtually every example of excess and lack of control that could be found at a U.S. corporation, as well as a few that can be found nowhere else."

                         We hope that you will urge your family and friends who own Verizon stock to vote FOR these two proxy proposals by returning the proxy card - or by voting by phone or online according to the instructions on the proxy ballot. Vote FOR the proxy proposal entitled SUPPLEMENTAL EXECUTIVE RETIREMENT PLANS and FOR the proxy proposal entitled BOARD COMPOSITION. Thank you for your continued support.

                          THE BOARD OF DIRECTORS, ASSOCIATION OF BELLTEL
                              RETIREES INC.

                         THE COST OF THIS LETTER IS BEING BORNE ENTIRELY BY THE ASSOCIATION OF BELLTEL RETIREES INC. THIS IS NOT A SOLICITATION. PLEASE DO NOT SEND YOUR PROXY CARD TO THE ASSOCIATION.